Mail Stop 3561

September 9, 2008

W. Thaddeus Miller
Executive Vice President, Chief Legal Officer and Secretary
Calpine Corporation
717 Texas Avenue
Houston, Texas 77002

> **Re:** **Calpine Corporation**
> **Registration Statement on Form S-3**
> **Filed August 13, 2008**
> **File No. 333-152982**

Dear Mr. Miller:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Where You Can Find More Information, page 17

1. Please include the current reports on Form 8-K that you filed on August 14, 2008, August 29, 2008, and September 4, 2008 in the list of documents you incorporate by reference.

Item 16. Exhibits, page II-2

Exhibit 5.1 – Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

2. Please provide us with your analysis as to how the qualification contained in sub-paragraph (i) in the fifth full paragraph of counsel's opinion is permissible and does not assume away the required legal opinion that the shares are fully paid.

3. Counsel states that "[a]s to any facts material to the opinions expressed herein that [it] did not independently establish or verify, [it has] relied upon statements and representations of officers and other representatives of the Company and others and of public officials." This assumption appears quite broad in its scope. Please have counsel explain the facts, statements, and representations to which it is referring or have counsel revise the opinion to limit or eliminate this assumption.

4. The legal opinion refers and is limited to the "corporate laws of the State of Delaware." Please have counsel confirm for us in writing that its legal opinion concurs with our understanding that the reference and limitation to the corporate laws of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

5. Counsel states that the opinion "is limited to the laws as in effect on the date hereof, which laws are subject to change with possible retroactive effect." Also, counsel states that its "opinion is expressed as of the date hereof unless otherwise expressly stated…." Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain these statements, the legal opinion must be dated and filed on the date of effectiveness. Otherwise, please have counsel revise the opinion to eliminate this limitation.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filings include all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, John Fieldsend, Attorney-Advisor, at (202) 551- 3343, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard C. Witzel, Jr., Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       Via Facsimile